Integrated Freight Systems, Inc.

Suite 200

6371 Business Boulevard

Sarasota, FL 34240

November 6, 2009

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Amanda Revitz, Branch Chief-Legal
Division of Corporation Finance

Re:	Application for Withdrawal pursuant to Rule 477(b)
Integrated Freight Systems, Inc.
Registration Statement of Form S-4
Commission File No. 333-160797

Ladies and Gentlemen:

The above-referenced registrant does hereby submit its application to withdraw the above referenced registration statement pursuant to Rule 477(b), under the Securities Act of 1933.

The reason for this application is that the parties have restructured the merger of the registrant and PlanGraphics, Inc. in a manner that does not require approval by the stockholders of PlanGraphics under Colorado corporation law. Simply stated, this transaction is a merger of the registrant, as a wholly owned subsidiary of PlanGraphics, into PlanGraphics. Other aspects of the proposed transaction will require approval by PlanGraphics’ stockholders at a later time, for which a Schedule 14C will be filed.

None of the securities of the registrant included in the registration statement have been sold.

Integrated Freight Systems, Inc.

By: /s/ Paul A. Henley

Paul A. Henley

President and Chief Executive Officer